UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 001-15451

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

UPS Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

United Parcel Service, Inc.

55 Glenlake Parkway, NE

Atlanta, Georgia 30328

Explanatory Note:

The UPS Savings Plan (the “Plan”) is a voluntary defined contribution plan established for employees of United Parcel Service of America, Inc. (“UPS”) who are not members of a collective bargaining unit and who satisfy the participation requirements of the Plan. The UPS Qualified Stock Ownership Plan (the “QSOP”) was a voluntary defined contribution plan established for employees of UPS and certain subsidiaries of UPS who were not members of a collective bargaining unit and who satisfied the participation requirements of the QSOP. Effective January 1, 2009, the QSOP was discontinued as a separate plan and the UPS Class A common stock investment was added to the Plan as a new investment option called the UPS Stock Fund.

UPS Savings Plan

Financial Statements as of and for the

Years Ended December 31, 2009 and 2008,

Supplemental Schedules as of and for the

Year Ended December 31, 2009, and

Report of Independent Registered Public

Accounting Firm

UPS SAVINGS PLAN

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of and Participants in the

UPS Savings Plan

Atlanta, Georgia

We have audited the accompanying statements of net assets available for benefits of the UPS Savings Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of December 31, 2009, and (2) reportable transactions for the year ended December 31, 2009, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Atlanta, Georgia

June 28, 2010

UPS SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2009 AND 2008

(In thousands)

	2009	2008

ASSETS:
Participant-directed investments — at fair value	$3,936,006	$2,531,911

Cash	4,510	—

Receivables:
Participant contributions	826	339
Investment income	263	125
Accounts receivable	—	254

Total receivables	1,089	718

Total assets	3,941,605	2,532,629

LIABILITIES:
Accounts payable	2,329	4,695
Excess contributions payable (Note 2)	—	2,380

Total liabilities	2,329	7,075

NET ASSETS AVAILABLE FOR BENEFITS — At fair value	3,939,276	2,525,554

ADJUSTMENTS FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	(2,038)	4,372

NET ASSETS AVAILABLE FOR BENEFITS	$3,937,238	$2,529,926

See notes to financial statements.

UPS SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

(In thousands)

	2009	2008

NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	$2,529,926	$3,359,819

INCREASE IN PLAN ASSETS ATTRIBUTED TO:
Participant contributions	214,657	254,401
Employer contributions (Note 1)	8,134	—
Participant rollovers	983	3,506
Interest and dividend income	32,898	19,645
Transfers from UPS QSOP (Note 1)	795,914	5,938

Total additions	1,052,586	283,490

DECREASE IN PLAN ASSETS ATTRIBUTED TO:
Benefits to Plan participants	(174,241)	(178,479)
Administrative expenses	(4,030)	(3,685)

Total deductions	(178,271)	(182,164)

OTHER CHANGES IN NET ASSETS — Net appreciation (depreciation) in fair value of investments	532,997	(931,219)

NET INCREASE (DECREASE) IN PLAN ASSETS	1,407,312	(829,893)

NET ASSETS AVAILABLE FOR BENEFITS — End of year	$3,937,238	$2,529,926

See notes to financial statements.

UPS SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

1. DESCRIPTION OF THE PLAN

General — The UPS Savings Plan (the “Plan”) is a voluntary defined contribution plan established for employees of United Parcel Service of America, Inc. (UPS) who are not members of a collective bargaining unit and who satisfy the participation requirements of the Plan, which are described below. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA) of 1974, as amended. Participants should refer to the Plan document for more complete information.

The Plan became effective July 1, 1988, and has been amended periodically. The Plan allows participants to defer a portion of their compensation on a pretax basis under the rules of Section 401(k) of the Internal Revenue Code (IRC) and also allows for contributions on an after-tax basis, as discussed below.

Transfers from UPS QSOP — The UPS Qualified Stock Ownership Plan (the “QSOP”) was a voluntary defined contribution plan established for employees of UPS and certain subsidiaries of UPS who were not members of a collective bargaining unit and who satisfied the participation requirements of the QSOP. The QSOP was established to provide a matching contribution to those employees of UPS who made elective deferrals under the Plan and to invest that matching contribution entirely in UPS common stock.

Effective January 1, 2009, the QSOP was discontinued as a separate plan and the UPS Class A common stock investment was added to the Plan as a new investment option called the UPS Stock Fund. All assets of the QSOP, totaling $795.914 million were transferred to the UPS Stock Fund on January 1, 2009. Net transfers from the QSOP to the Plan for the year ended 2008 were $5.938 million.

Effective January 30, 2009, UPS suspended the employer-matching contribution to the UPS Stock Fund. Employer contributions were $8.134 million for 2009 to the Plan and $105.595 million for 2008 to the QSOP.

Contributions and Vesting — Eligible employees may participate in the Plan immediately upon hire. The provisions of the Plan provide that a participant’s entire account is 100% vested at all times Participants may make voluntary contributions in one of three ways: pretax, after tax, or to the Roth 401(k) feature. Limits to these contributions are as follows:

•

Participants may elect to contribute up to 35% pretax or to the Roth 401(k) of their eligible compensation to the Plan (prior to January 1, 2009, Puerto Rico employees could only contribute up to 10% pretax of their eligible compensation).

•

Participants may defer up to 100% pretax or to the Roth 401(k) of a Management Incentive Program (MIP) cash award or half month/discretionary payout. MIP is part of the UPS Incentive Compensation Plan and participants are determined annually by the Compensation Committee of the UPS Board of Directors.

•	Participants may contribute 5% after tax of their eligible compensation to the Plan.

UPS SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

•

Participants age 50 and older or who will turn 50 during the Plan year are allowed to make pre-tax or Roth 401(k) catch-up contributions, up to an additional 10% of their eligible compensation subject to a maximum of $5,500 for 2009. The maximum catch-up contribution may be indexed each year for inflation.

•

The deferral percentages for pretax elections and Roth 401(k) contributions combined cannot exceed 35% of eligible salary, 100% of MIP cash award or half month/discretionary day payout, or 10% of catch-up contributions.

Participants can contribute to the Plan an amount consisting of an eligible rollover distribution or transfer from a conduit individual retirement account. Rollover contributions are at all times fully vested and nonforfeitable. Participants may not roll over participant loans to Plan account balances from other qualified retirement plans, annuity contracts, or individual retirement accounts.

Investments — Participants may choose from various investment options including UPS Class A common stock, short-term investments and common and collective trust funds. Within the self-managed account, participants can purchase registered investment companies and individual securities listed on major U.S. securities exchanges. Participants should refer to the Plan document for more complete information concerning the Plan’s investment options.

Participant Accounts — Individual accounts are maintained for each plan participant. Each participant’s account is credited with the participant’s contribution and an allocation of Plan earnings and charged with withdrawals and allocations of Plan losses and administrative expenses. Allocations are based on participant earnings (losses) or account balances, as defined.

Payment of Benefits — The Plan does not permit withdrawals or distributions except in the case of hardship, at attainment of age 59  1/2, termination of employment, or upon the death or total and permanent disability of the participant. In order to qualify for a hardship withdrawal, the participant must satisfy the legal requirements of a financial hardship as defined by IRC regulations. Participants should refer to the Plan document for more complete information concerning the Plan’s benefit payment options.

Participant Loans — The Plan provides for loans in cases of hardship only. Participants may borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their account balances (across all UPS-sponsored plans in which they participate). Loan terms range from one to five years or up to 15 years for the purchase of a primary residence. Interest rates on outstanding loans ranged from 3.00% to 10.75% as of December 31, 2009. The loans are collateralized by the participant’s account and bear interest at a fixed rate equal to one percentage point above the prime rate on the last business day of the month prior to the month in which the participant makes application for the loan. Principal and interest are paid ratably through regular payroll deductions.

Plan Termination — Although it has not expressed any intent to do so, UPS has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of a termination, the trustee has been instructed to maintain separate Plan accounts for each participant to accumulate earnings until the final terminating distribution.

Plan Administration — ING provides recordkeeping and administrative services to the Plan. State Street Bank and Trust Company serves as the trustee for all assets of the Plan, with the exception of the UPS Stock Fund. BNY Mellon is the trustee for Class A shares of UPS Stock in the UPS Stock Fund.

UPS SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates and Risks and Uncertainties — The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including short-term investments, common and collective trust funds, registered investment companies, and certain individual securities listed on major U.S. securities exchanges. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are 100% participant directed and stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Quoted market prices are used to value all readily marketable securities. The value of each share of Class A common stock held by the Plan at December 31, 2009 and 2008, is equal to the price of a share of Class B common stock as reported by the New York Stock Exchange. Shares of common and collective trust funds are reported at the net asset value of shares held by the Plan at year-end, as determined by the trustee. The stable value fund is stated at fair value and then adjusted to contract value as described below. Fair value of the stable value fund is the net asset value of its underlying investments, and contract value is principal plus accrued interest. Participant loans are valued at the outstanding loan balances, which approximate fair value.

In accordance with GAAP, the stable value fund is included at fair value in participant-directed investments in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value. The statements of changes in net assets available for benefits are presented on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

The Plan offers a stable value investment option, the State Street Bank and Trust Company Stable Fixed Income Fund for Employee Benefit Trusts, to participants. The fund invests in fixed-income insurance investment contracts, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed-income securities. It is the policy of the fund to use its best efforts to maintain a stable net asset value of $1 per unit, although there is no guarantee that the fund will be able to maintain this value.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. The stable value fund is stated at fair value and then adjusted to contract value as described above. Fair value of the stable value fund is the net asset value of its underlying investments, and contract value is principal plus accrued interest. The fund imposes certain restrictions on the Plan, and the fund itself may be subject to circumstances that impact its ability to transact at contract value. Plan management believes that the occurrence of events that would cause the fund to transact at less than contract value is not probable.

UPS SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

The Plan also offers a self-managed account option. Within the self-managed account, participants can purchase registered investment companies and individual securities listed on major U.S. securities exchanges. These investments are stated at fair value based upon quoted market prices.

Administrative Expenses — Administrative expenses of the Plan are paid by the Plan and UPS as provided in the Plan document. UPS provides certain accounting and other administrative services to the Plan free of charge. Administrative fees for 2009 and 2008 were as follows (in thousands):

	2009	2008

Investment advisory and management fees	$1,142	$1,859
Plan administrator fees	2,888	1,689
Insurance	—	137

Total administrative expenses	$4,030	$3,685

Payment of Benefits — Benefit payments to participants are recorded upon distribution.

Excess Contributions Payable — The Plan is required to return contributions to participants in the event certain non-discrimination tests defined under the IRC are not satisfied. For 2009, the Plan passed the non-discrimination tests. During 2008, the Plan did not pass the non-discrimination requirements of IRC Section 401(k) (the ADP Test) for certain employees eligible to participate in the Plan. As a result, for the year ended December 31, 2008, $2.380 million of contributions were refundable to certain participants in the Plan and are included in excess contributions payable in the accompanying statements of net assets available for benefits.

New Accounting Standards Adopted — The accounting standards initially adopted in the 2009 financial statements described below affected certain note disclosures but did not impact the statements of net assets available for benefits or the statement of changes of net assets available for benefits.

Accounting Standards Codification — The Financial Accounting Standards Board’s (FASB) Accounting Standards Codification (ASC) became effective on July 1, 2009. At that date, the ASC became FASB’s official source of authoritative GAAP applicable to all public and nonpublic nongovernmental entities, superseding existing guidance issued by the FASB, the American Institute of Certified Public Accountants, the Emerging Issues Task Force and other related literature. The FASB also issues Accounting Standards Updates (ASU). An ASU communicates amendments to the ASC. An ASU also provides information to help a user of GAAP understand how and why GAAP is changing and when the changes will be effective.

Subsequent Events — In May 2009, the FASB issued ASC 855 (originally issued as FASB Statement No. 165, Subsequent Events) to establish general standards of accounting for and disclosing events that occur after the balance sheet date, but prior to the issuance of financial statements. ASC 855 provides guidance on when financial statements should be adjusted for subsequent events and requires companies to disclose subsequent events and the date through which subsequent events have been evaluated. ASC 855 is effective for periods ending after June 15, 2009.

Updates to Fair Value Measurements and Disclosures — In 2009, FASB Staff Position 157-4, Disclosures Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP), was issued and later codified into ASC 820, which expanded disclosures and required that major category for debt and equity securities in the fair value hierarchy table be determined on the basis of the nature and risks of the investments.

UPS SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

ASU No. 2010-06, Fair Value Measurements and Disclosures — In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (ASU No. 2010-06), which amends ASC 820 (originally issued as FASB Statement No. 157, Fair Value Measurements), adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan is currently evaluating the impact ASU No. 2010-06 will have on the financial statements.

In September 2009, the FASB issued ASU No. 2009-12, Fair Value Measurements and Disclosures: Investments in Certain Entities That Calculate Net Asset per Share (or Its Equivalent) (ASU 2009-12), which amended ASC Subtopic 820-10, Fair Value Measurements and Disclosures — Overall. ASU No. 2009-12 is effective for the first reporting period ending after December 15, 2009. ASU No. 2009-12 expands the required disclosures for certain investments with a reported net asset value (NAV). ASU No. 2009-12 permits, as a practical expedient, an entity holding investments in certain entities that calculate net asset value per share or its equivalent for which the fair value is not readily determinable, to measure the fair value of such investments on the basis of that net asset value per share or its equivalent without adjustment. The ASU requires enhanced disclosures about the nature and risks of investments within its scope. Such disclosures include the nature of any restrictions on an investor’s ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investee. The Plan has adopted ASU No. 2009-12 on a prospective basis for the year ended December 31, 2009. Adoption did not have a material impact on the fair value determination and disclosure of applicable investments. The effect of the adoption of the ASU had no impact on the statements of net assets available for benefits and statements of changes in net assets available for benefits.

3. FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, establishes a single authoritative definition of fair value, sets a framework for measuring fair value, and requires additional disclosures about fair value measurements. In accordance with ASC 820, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2009 and 2008.

UPS SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

In accordance with the update to ASC 820 (originally issued as FSP 157-4), the table below includes the major categorization for debt and equity securities on the basis of the nature and risk of the investments at December 31, 2009, as follows (in thousands):

	Fair Value Measurements at December 31, 2009
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Self-managed account	$120,400	$—	$—	$120,400
Interest-bearing cash	1,529	—	—	1,529
Common and collective trusts:
Balanced funds	—	185,718	—	185,718
Stable value funds	—	425,891	39,429	465,320
Lifestyle funds	—	348,933	—	348,933
Fixed-income funds	—	278,284	—	278,284
Equity funds	—	1,683,651	—	1,683,651
Real estate funds	—	4,514	—	4,514
UPS Stock Fund	810,456	—	—	810,456
Participant loans	—	37,201	—	37,201

Total investments — at fair value	$932,385	$2,964,192	$39,429	$3,936,006

	Fair Value Measurements at December 31, 2008
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Self managed account	$82,495	$—	$—	$82,495
Interest-bearing cash	30,058	—	—	30,058
Common and collective trusts:
Balanced funds	—	151,944	—	151,944
Stable value funds	—	425,070	40,877	465,947
Lifestyle funds	—	266,819	—	266,819
Fixed-income funds	—	260,650	—	260,650
Equity funds	—	1,237,391	—	1,237,391
Participant loans	—	36,607	—	36,607

Total investments, at fair value	$112,553	$2,378,481	$40,877	$2,531,911

UPS SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

A reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3) is as follows (in thousands):

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
Common and Collective Trusts

Beginning balance — January 1, 2009	$40,877
Unrealized losses	(2,717)
Purchases, issuances, and settlements	1,269

Ending balance — December 31, 2009	$39,429

The amount of total losses for the period included in changes in net assets attributable to the change in unrealized losses related to assets still held at the reporting date	$(2,717)

4. INVESTMENTS

Investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2009 and 2008, are as follows (in thousands):

	2009	2008

State Street Bank & Trust Company Standard & Poor’s 500 Flagship Fund (4,085,950 and 4,104,132 units, respectively)	$924,512	$733,671
State Street Bank & Trust Company Russell 2000 Fund Series A (9,998,900 and 9,598,095 units, respectively)	214,286	161,277
State Street Bank & Trust Company Standard & Poor’s Midcap Fund (12,027,108 and 10,600,817 units, respectively)	321,004	206,122
State Street Bank & Trust Company Daily EAFE Fund Series SL (20,432,989 and 18,975,780 units, respectively)	304,574	214,009
State Street Bank & Trust Company Stable Value Fund Fund for Employee Benefit Trusts (40,477,038 and 42,325,501 units, respectively)	463,282	465,947
State Street Bank & Trust Company Passive Bond Market Index Series SL Fund (7,991,789 and 7,487,866 units, respectively)	165,030	145,669
United Parcel Service, Inc. Class A Common Stock (14,126,820 units in 2009)	810,456	—

UPS SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

During 2009 and 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows (in thousands):

	2009	2008

Self-managed accounts	$23,472	$(49,269)

Common and collective trusts:
State Street Bank & Trust Company Standard & Poor’s 500 Flagship Fund	192,323	(425,328)
State Street Bank & Trust Company Russell 2000 Fund Series A	44,298	(81,559)
State Street Bank & Trust Company Standard & Poor’s Midcap Fund	79,734	(119,998)
State Street Bank & Trust Company Daily EAFE Fund Series SL	66,035	(179,010)
State Street Bank & Trust Company Stable Fixed Income Fund for Employee Benefit Trusts	14,326	15,154
State Street Bank & Trust Company Passive Bond Market Fund	9,561	10,505
State Street Bank & Trust Company SSGA Age Based Income Fund	3,170	(3,299)
State Street Bank & Trust Company SSGA Age Based 2010 Fund	411	(550)
State Street Bank & Trust Company SSGA Age Based 2015 Fund	11,040	(17,862)
State Street Bank & Trust Company SSGA Age Based 2020 Fund	1,172	(1,224)
State Street Bank & Trust Company SSGA Age Based 2025 SL	15,880	(27,853)
State Street Bank & Trust Company SSGA Age Based 2030 Fund	1,045	(767)
State Street Bank & Trust Company SSGA Age Based 2035 SL	20,697	(38,822)
State Street Bank & Trust Company SSGA Age Based 2040 Fund	1,139	(854)
State Street Bank & Trust Company SSGA Age Based 2045 SL	5,967	(10,307)
State Street Bank & Trust Company SSGA Age Based 2050 SL	623	(176)
State Street Bank & Trust Company SSGA U.S. Government/Credit Bond Index SL Fund	4,307	—
BlackRock Emerging Markets Non-Lendable Index Fund F	247	—
BlackRock U.S. TIPS Index Fund F	(34)	—
BlackRock U.S. Real Estate Index Fund F	249	—

Total common and collective trusts	472,190	(881,950)

UPS common stock	37,335	—

Net appreciation (depreciation) in fair value of investments	$532,997	$(931,219)

UPS SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

5. TAX STATUS

The Internal Revenue Service has determined and informed UPS by a letter dated August 26, 2002, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter; however, UPS and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6. PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are managed by State Street Bank & Trust Company (“State Street”) or the BlackRock Institutional Trust Company (“BlackRock”). State Street and ING are the trustee and recordkeeper, respectively, as defined by the Plan, and therefore, fees paid to these institutions qualify as exempt party-in-interest transactions. Fees paid by the Plan for recordkeeping and trustee fees were $2.537 million and $879 thousand for the years ended December 31, 2009 and 2008, respectively. Fees paid by the Plan for investment management services were $1.142 million and $1.859 million for the years ended December 31, 2009 and 2008, respectively.

In October 2008, State Street purchased certain asset-backed and mortgage-backed securities from its stable value funds and separate accounts and made a cash contribution to those funds and separate accounts. These transactions were nonexempt party-in-interest transactions per Department of Labor (DOL) regulations. State Street made a filing with the DOL in connection with these transactions requesting that they be classified as exempt. In February 2010, the DOL issued a final ruling granting the exemption.

UPS is the Plan sponsor and all transactions qualify as party-in-interest transactions. As of December 31, 2009, the Plan held 14,126,820 shares of common stock of the Company with a fair value of $810.456 million and a cost basis of $795.514 million. As of December 31, 2008, the QSOP held 13,929,307 shares of common stock of the Company with a fair value of $768.341 million and a cost basis of $795.385 million. During the year ended December 31, 2009, the Plan recorded dividend income of $26.019 million.

7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 2009, is as follows (in thousands):

Net assets available for benefits per the financial statements	$3,937,238
Adjustment for deemed distributions from participant loans	(1,076)
Adjustment from contract value to fair value for fully benefit-responsive contracts	2,038

Net assets available for benefits per Form 5500	$3,938,200

Total additions per the financial statements	$1,407,312
Adjustment from contract value to fair value for fully benefit-responsive investment contracts:
2008	4,372
2009	2,038

Total income per Form 5500 (including transfers of assets)	$1,413,722

* * * * * *

SUPPLEMENTAL SCHEDULES

UPS SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2009

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost		(e) Current Value
	SHORT-TERM INVESTMENTS:
*	State Street Bank & Trust Short-Term Investment Fund	1,529,399 shares	*	*	$1,529,399
*	State Street Bank Money Market Fund Government Short Term Investment Fund	108,646,228 shares	*	*	108,646,228

	Total short-term investments				110,175,627

	COMMON AND COLLECTIVE TRUST INVESTMENTS:
*	State Street Bank & Trust Daily EAFE Fund Series SL	20,432,989 units	*	*	304,574,129
*	State Street Bank & Trust Passive INTR Bond Index SL Fund	4,756,585 units	*	*	91,357,792
*	State Street Bank & Trust Passive Bond Market Index SL Series Fund	7,991,789 units	*	*	165,030,445
*	State Street Bank & Trust Standard & Poor’s 500 Flagship Fund	4,085,950 units	*	*	924,511,559
*	State Street Bank & Trust Standard & Poor’s Midcap Fund	12,027,108 units	*	*	321,003,522
*	State Street Bank & Trust Russell 2000 Fund Series A	9,998,900 units	*	*	214,286,431
*	State Street Bank & Trust SSGA Target Retirement Income SL Series Fund	2,124,803 units	*	*	25,393,520
*	State Street Bank & Trust SSGA Target Retirement Income 2010 SL Fund	350,443 units	*	*	4,140,480
*	State Street Bank & Trust SSGA Target Retirement Income 2015 SL Fund	7,003,638 units	*	*	74,259,578
*	State Street Bank & Trust SSGA Target Retirement Income 2020 SL Fund	736,094 units	*	*	8,590,957
*	State Street Bank & Trust SSGA Target Retirement Income 2025 SL Fund	8,827,289 units	*	*	91,150,589
*	State Street Bank & Trust SSGA Target Retirement Income 2030 SL Fund	554,766 units	*	*	6,380,367
*	State Street Bank & Trust SSGA Target Retirement Income 2035 SL Fund	9,902,305 units	*	*	99,389,439
*	State Street Bank & Trust SSGA Target Retirement Income 2040 SL Fund	548,314 units	*	*	6,361,542
*	State Street Bank & Trust SSGA Target Retirement Income 2045 SL Fund	2,849,206 units	*	*	29,090,393
*	State Street Bank & Trust Stable Fixed Income Fund for Employee Benefit Trusts	40,477,038 units	*	*	465,319,787
*	State Street Bank & Trust SSGA Target Retirement Income 2050 SL Fund	502,775 units	*	*	4,176,553
*	BlackRock Emerging Markets Non-Lendable Index Fund F	799,272 units			13,635,579
*	BlackRock U.S. TIPS Index Fund F	292,173 units			4,607,563
*	BlackRock U.S. Real Estate Index Fund F	27,662 units			4,513,818

	Total common and collective trust investments				2,857,774,043

*	Various participant loans	Interest rates between 3.00%–10.75% and maturities ranging from 1 to 15 yrs	*	*	37,201,129

	United Parcel Service, Inc.	14,126,820 shares of Class A Common Stock	795,513,910		810,455,667

	Investments in self-managed fund		*	*	120,400,255

	TOTAL INVESTMENTS AT FAIR VALUE				$3,936,006,721

*	Party-in-interest.
**	Cost information is not required as all investments are participant-directed.

UPS SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4j — SCHEDULE OF REPORTABLE TRANSACTIONS

FOR THE YEAR ENDED DECEMBER 31, 2009

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain
Series of transactions:
State Street	State Street Bank & Trust Short-Term Investment Fund	$—	$278,663,510	$278,663,510	$278,663,510	$—

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee, administrator of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

UPS Savings Plan

Date: June 28, 2010	By:	/S/ DANIEL H. DISMUKES
Daniel H. Dismukes
Administrative Committee Member

EXHIBIT INDEX

Exhibit 23.1 — Consent of Deloitte & Touche LLP.